FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes  No X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
ISSUANCE OF PERPETUAL SUBORDINATED CONTINGENT CONVERTIBLE SECURITIES

On 23 March 2018 (the "Issue Date"), HSBC Holdings plc (the "Company") intends to issue the following Perpetual Subordinated Contingent Convertible Securities:

-     US$2,250,000,000 6.250% Perpetual Subordinated Contingent Convertible Securities (Callable 23 March 2023 and Every Five Years Thereafter) (or up to US$2,475,000,000 if the over-allotment option is exercised in full) (ISIN US404280BN80) (the "2023 Securities"); and

-     US$1,750,000,000 6.500% Perpetual Subordinated Contingent Convertible Securities (Callable 23 March 2028 and Every Five Years Thereafter) (or up to US$1,925,000,000 if the over-allotment option is exercised in full) (ISIN US404280BP39) (the "2028 Securities" and, together with the 2023 Securities, the "Securities").

The Securities are expected to be admitted to the Official List and to trading on the Global Exchange Market (the "GEM") of The Irish Stock Exchange plc (the "Irish Stock Exchange") within 30 days of the Issue Date. The denominations of the Securities will be US$200,000 and integral multiples of US$1,000 in excess thereof.

The Securities are issued pursuant to an indenture dated 1 August 2014 (as supplemented and amended from time to time), as supplemented and amended by a sixth supplemental indenture, with respect to the 2023 Securities (the "2023 Securities Indenture"), and a seventh supplemental indenture, with respect to the 2028 Securities (the "2028 Securities Indenture"), both of which are expected to be entered into on the Issue Date. The Company has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form F-3 (filed on 23 February 2018), which includes a prospectus dated 23 February 2018 (the "Base Prospectus"), and a prospectus supplement dated 19 March 2018 (the "Prospectus Supplement") in connection with the offering of the Securities. Descriptions of the terms of the Securities are qualified in their entirety by the Base Prospectus and the Prospectus Supplement, each of which is available on the SEC's website at http://www.sec.gov.

Subscription

Placing agents
2023 Securities:	HSBC Securities (USA) Inc. (the "2023 Securities Sole Structuring Adviser and Book Running Manager")

ABN AMRO Securities (USA) LLC
BBVA Securities Inc.
CIBC World Markets Corp.
Commerz Markets LLC
Danske Markets Inc.
Imperial Capital, LLC
ING Financial Markets LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Natixis Securities Americas LLC
Santander Investment Securities Inc.
UniCredit Capital Markets LLC

(together with the 2023 Securities Sole Structuring Adviser and Book Running Manager, the "2023 Securities Managers")

2028 Securities:

HSBC Securities (USA) Inc. (the "2028 Securities Sole Structuring Adviser and Book Running Manager", and together with the 2023 Securities Sole Structuring Adviser and Book Running Manager, the "Securities Sole Structuring Adviser and Book-Running Manager")

ABN AMRO Securities (USA) LLC
BBVA Securities Inc.
CIBC World Markets Corp.
Commerz Markets LLC
Danske Markets Inc.
Imperial Capital, LLC
ING Financial Markets LLC
KBC Securities USA LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Natixis Securities Americas LLC
Santander Investment Securities Inc.
UniCredit Capital Markets LLC

(together with the 2028 Securities Sole Structuring Adviser and Book Running Manager, the "2028 Securities Managers", and together with the 2023 Securities Manager, the "Securities Managers")

Securities Terms Agreement

The Company and the Securities Sole Structuring Adviser and Book-Running Manager (on behalf of the Securities Managers) have entered into a Terms Agreement (which incorporates by reference an Underwriting Agreement - Standard Provisions) dated as of 19 March 2018 in relation to the Securities (the "Securities Terms Agreement"). Pursuant to the Securities Terms Agreement and subject to fulfilment of the conditions set out below in the section headed "Conditions precedent to the purchase", the Securities Managers have agreed severally and not jointly to purchase the respective amounts of Securities set forth in Schedule II of the Securities Terms Agreement, to be issued by the Company on the Issue Date in an aggregate principal amount of US$2,250,000,000, with respect to the 2023 Securities, and US$1,750,000,000, with respect to the 2028 Securities.

The Company has agreed to grant the Sole Structuring Adviser and Book Running Manager, on behalf of the Securities Managers, an option to purchase up to an additional US$225,000,000 principal amount, with respect to the 2023 Securities, and an additional US$175,000,000 principal amount, with respect to the 2028 Securities (representing an increase of up to 10% of the aggregate principal amount) of Securities (together, the "Over-allotment Securities") at the public offering price solely to cover over-allotments, if any. This over-allotment option is exercisable, at the discretion of the Sole Structuring Adviser and Book Running Manager, on behalf of the Securities Managers, once only, in whole or in part, prior to the Issue Date. If any Over-allotment Securities are purchased, the Securities Managers will severally purchase such Over-allotment Securities in approximately the same proportion as set forth in Schedule II of the Securities Terms Agreement. Over-allotment Securities issued or sold under the option will be issued and sold on the same terms and conditions as the Securities.

Conditions precedent to the purchase
The Securities Managers' obligations to purchase and pay for the Securities on the Issue Date are subject to the satisfaction of a number of conditions as of the time of payment of the Securities (the "Closing Time"), including:

(a) the absence of any stop order suspending the effectiveness of the Company's registration statement on Form F-3 (or pending or contemplated proceeding for such purpose);
(b) the absence of any material adverse change in the financial condition, earnings or general affairs of the Company and its subsidiaries;
(c)  the Company's compliance in all material respects with all agreements, and satisfaction of all conditions, pursuant to the Securities Terms Agreement and the Securities Indentures;
(d) the accuracy in all material respects of the representations and warranties of the Company contained in the Securities Terms Agreement as of the Closing Time;
(e) the absence of a downgrade in the rating accorded to the Securities by certain rating agencies;
(f)   the absence of any change in United States ("US") or United Kingdom ("UK") taxation directly and materially adversely affecting US purchasers of the Securities or the imposition of exchange controls by the US or the UK directly and materially affecting the Company's ability to pay interest or dividends in US dollars; and
(g) the timely filing of certain required disclosure documents with the SEC.

Subscribers

The Company intends to offer and sell the Securities to no less than six independent placees (who will be independent individual, corporate and/or institutional investors). To the best of the knowledge of the directors of the Company, information and belief, save as described in the immediately following sentence, each of the placees (and their respective ultimate beneficial owners) will be third parties independent of the Company and are not connected with the Company and its connected persons (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "SEHK") (the "Hong Kong Listing Rules")). Pursuant to a waiver granted by the SEHK from strict compliance with certain requirements of the Hong Kong Listing Rules (which waiver is described in an announcement by the Company dated 10 January 2017 and which is available on the Company's website), the Sole Structuring Adviser and Book Running Manager and HSBC Bank plc may hold Securities from time to time for the purposes of market-making transactions.

Principal terms of the Securities

The principal terms of the Securities are summarised as follows:
As used in this section, (i) the "Securities" means either the 2023 Securities or the 2028 Securities, as applicable, (ii) a "Reset Date" means either a 2023 Securities Reset Date or a 2028 Securities Reset Date, as applicable, and (iii) the "Securities Indenture" means either the 2023 Securities Indenture or the 2028 Securities Indenture, as applicable.

Issuer	The Company

Aggregate principal amount
US$2,250,000,000 (or up to US$2,475,000,000 if the Securities Managers' over-allotment option is exercised in full), with respect to the 2023 Securities.

US$1,750,000,000 (or up to US$1,925,000,000 if the Securities Managers' over-allotment option is exercised in full), with respect to the 2028 Securities.

Maturity date	Perpetual

Issue price	100% of the aggregate principal amount

Interest
Interest on the 2023 Securities will be a rate per annum equal to (i) 6.250%, from (and including) the Issue Date to (but excluding) 23 March 2023 and (ii) the sum of the applicable Mid-Market Swap Rate on the relevant Reset Determination Date and 3.453%, from (and including) each 2023 Securities Reset Date to (but excluding) the next following 2023 Securities Reset Date.

Interest on the 2028 Securities will be a rate per annum equal to (i) 6.500%, from (and including) the Issue Date to (but excluding) 23 March 2028 and (ii) the sum of the applicable Mid-Market Swap Rate on the relevant Reset Determination Date and 3.606%, from (and including) each 2028 Securities Reset Date to (but excluding) the next following 2028 Securities Reset Date.

The "Mid-Market Swap Rate" means the Mid-Market Swap Rate Quotation that appears on Bloomberg page "ISDA 01" (or such other page as may replace such page on Bloomberg or such other information service, in each case, as may be nominated by the person providing or sponsoring the information appearing on such page for purposes of displaying comparable rates) (the "relevant screen page") as of approximately 11:00 am (New York time) on the relevant Reset Determination Date, all as determined by the calculation agent.

If no such rate appears on the relevant screen page for a five-year term, then the Mid-Market Swap Rate will be determined through the use of straight-line interpolation by reference to two rates, one of which will be determined in accordance with the above provisions, but as if the relevant Reset Period were the period of time for which rates are available next shorter than the length of the actual Reset Period and the other of which will be determined in accordance with the above provisions, but as if the relevant Reset Period were the period of time for which rates are available next longer than the length of the actual Reset Period.

If on any Reset Determination Date the relevant screen page is not available or the Mid-Market Swap Rate does not appear on the relevant screen page, the calculation agent will request the principal office in New York of four major banks in the swap, money, securities or other market most closely connected with the relevant Mid-Market Swap Rate (as selected by the Company on the advice of an investment bank of international repute) (the "Reference Banks") to provide it with its Mid-Market Swap Rate Quotation as of approximately 11:00 a.m. (New York time) on the relevant Reset Determination Date. If two or more of the Reference Banks provide the calculation agent with Mid-Market Swap Rate Quotations, the interest rate for the relevant Reset Period will be the sum of 3.453%, with respect to the 2023 Securities, or 3.606%, with respect to the 2028 Securities, and the arithmetic mean (rounded, if necessary, to the nearest 0.001% (0.0005% being rounded upwards)) of the relevant Mid-Market Swap Rate Quotations, as determined by the calculation agent. If only one or none of the Reference Banks provides the calculation agent with a Mid-Market Swap Rate Quotation, the interest will be determined to be the rate of interest as of the last preceding Reset Date or, in the case of the initial Reset Determination Date, 6.250%, with respect to the 2023 Securities, or 6.500%, with respect to the 2028 Securities.

The "Mid-Market Swap Rate Quotation" means  a quotation (expressed as a percentage rate per annum) for the mean of the bid and offered rates for the fixed leg payable semi-annually (calculated on the basis of twelve 30-day months or, in the case of an incomplete month, the actual number of days elapsed, in each case assuming a 360-day year) of a fixed-for-floating interest rate swap transaction in US dollars which transaction (i) has a five-year term commencing on the relevant Reset Date, (ii) is in an amount that is representative for a single transaction in the US dollar swap rate market at 11:00 a.m. (New York time) with an acknowledged dealer of good credit in the swap market and (iii) has a floating leg based on six-month LIBOR (calculated on the basis of twelve 30-day months or, in the case of an incomplete month, the actual number of days elapsed, in each case assuming a 360-day year); provided that if (a) the Company determines that LIBOR has ceased to be calculated or administered and (b) the Independent Financial Adviser, or, if the Company is unable to appoint the Independent Financial Adviser, the Company (acting in good faith and a commercially reasonable manner), determines that another rate has replaced LIBOR in customary market usage for setting rates comparable to the Mid-Market Swap Rate (the "Alternative Base Rate"), then the Mid-Market Swap Rate Quotation will be the quotation for the mean of bid and offered rates determined as provided above but as if the reference to LIBOR was a reference to the Alternative Base Rate and with such adjustments (if any) as may in the Company's determination (after consultation with the Independent Financial Adviser if appointed as provided for above) be necessary to take account of any adjustment factor to make such rates comparable to rates quoted on the basis of LIBOR; provided further that if the determination of the Alternative Base Rate occurs less than five business days prior to the relevant Reset Determination Date, the rate of interest will be as of the last preceding Reset Date or, in the case of the initial Reset Determination Date, 6.250%, with respect to the 2023 Securities, or 6.500%, with respect to the 2028 Securities.

The Company will promptly give notice of the determination of the Alternative Base Rate and any adjustment factors to the trustee, the paying agent, the calculation agent and the securityholders.

By its acquisition of the Securities, each securityholder (which, for these purposes, includes each beneficial owner) will acknowledge, accept, consent and agree to be bound by the Independent Financial Adviser's or the Company's determination of the Alternative Base Rate and any adjustment factors applied thereto, including as may occur without any prior notice from the Company and without the need for the Company to obtain any further consent from such securityholder.

"LIBOR" means the interest rate benchmark known as the London interbank offered rate, which is calculated and published by a designated distributor (currently Thomson Reuters) in accordance with the requirements from time to time of ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) based on estimated interbank borrowing rate for US dollars that is provided by a panel of contributor banks.
An "Independent Financial Adviser" means an independent financial institution of international repute or other independent financial adviser experienced in the international capital markets, in each case appointed by the Company at its own expense.

Reset date, reset determination date & reset period
With respect to the 2023 Securities, 23 March 2023, and each fifth anniversary date thereafter (each, a "2023 Securities Reset Date").

With respect to the 2028 Securities, 23 March 2028, and each fifth anniversary date thereafter (each, a "2028 Securities Reset Date").

The "Reset Determination Dates" shall be the second business day immediately preceding a Reset Date.

Each period from (and including) a Reset Date to (but excluding) the following Reset Date shall be a "Reset Period".

Interest payment dates
With respect to the 2023 Securities, semi-annual on each 23 March and 23 September, commencing 23 September 2018, subject to cancellation or deemed cancellation as described in the Prospectus Supplement.

With respect to the 2028 Securities, semi-annual on each 23 March and 23 September, commencing 23 September 2018, subject to cancellation or deemed cancellation as described in the Prospectus Supplement.

Interest cancellation
The Company will have sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date. In addition, the terms of the Securities restrict the Company from making interest payments in certain circumstances, including where the Company's distributable items or the maximum distributable amount is exceeded or the Company would not be solvent at the time of such interest payment or the Relevant Regulator orders the Company to cancel (in whole or in part) the interest otherwise payable on such interest payment date, in which case the interest payment will be deemed to have been cancelled.

Automatic conversion
If a Capital Adequacy Trigger Event occurs, then an Automatic Conversion will occur without delay (but no later than one month following the date on which it is determined such Capital Adequacy Trigger Event has occurred).

An "Automatic Conversion" is the irrevocable and automatic release of all of the Company's obligations under the Securities in consideration of the Company's issuance of the Conversion Shares to the Conversion Shares Depository (or to the relevant recipient in accordance with the terms of the Securities) (on behalf of the securityholders) on the date on which the Automatic Conversion will take place, or has taken place, as applicable (such date, the "Conversion Date"), all in accordance with the terms of the 2023 Securities and the 2023 Securities Indenture, or the 2028 Securities and the 2028 Securities Indenture, as applicable.

After a Capital Adequacy Trigger Event, subject to certain conditions, the Company expects the Conversion Shares Depository to deliver to the securityholders on the settlement date (as determined pursuant to the terms of the Securities Indenture) either (i) Conversion Shares or (ii) if the Company elects, in its sole and absolute discretion, that a Conversion Shares Offer be made, the Conversion Shares Offer Consideration.

"Conversion Shares Depository" means a financial institution, trust company, depository entity, nominee entity or similar entity to be appointed by the Company on or prior to any date when a function ascribed to the Conversion Shares Depository in the Securities Indenture, is required to be performed, to perform such functions and which, as a condition of such appointment, such entity will be required to undertake, for the benefit of the securityholders, to hold the Conversion Shares (and any Conversion Shares Offer Consideration) on behalf of such securityholders in one or more segregated accounts, unless otherwise required for the purposes of the Conversion Shares Offer and, in any event, on terms consistent with the Securities Indenture.

Conversion shares & conversion price
"Conversion Shares" means the Company's ordinary shares (the "Ordinary Shares") to be issued to the Conversion Shares Depository (or to the relevant recipient in accordance with the terms of the Securities) following an Automatic Conversion, which Ordinary Shares will be in such number as is determined by dividing the aggregate principal amount of the Securities outstanding immediately prior to the Conversion Date by the Conversion Price rounded down, if necessary, to the nearest whole number of Ordinary Shares.

The "Conversion Price" is fixed initially at US$3.7881 and is subject to certain anti-dilution adjustments as described below.

Assuming that there is no adjustment to the Conversion Price, the maximum number of Ordinary Shares that may be issued upon an Automatic Conversion of the 2023 Securities is 593,965,312 (or up to 653,361,843 Ordinary Shares if the Securities Managers' over-allotment option is exercised in full).

Assuming that there is no adjustment to the Conversion Price, the maximum number of Ordinary Shares that may be issued upon an Automatic Conversion of the 2028 Securities is 461,973,020 (or up to 508,170,322 Ordinary Shares if the Securities Managers' over-allotment option is exercised in full).

Ranking of conversion shares:
The Conversion Shares issued following an Automatic Conversion will in all respects rank pari passu with the fully paid Ordinary Shares in issue on the Conversion Date, except in any such case for any right excluded by mandatory provisions of applicable law, and except that the Conversion Shares so issued will not rank for (or, as the case may be, the relevant securityholder will not be entitled to receive) any rights, distributions or payments, the entitlement to which falls prior to the Conversion Date.

Capital adequacy trigger event
A "Capital Adequacy Trigger Event" will occur if at any time the End-point CET1 Ratio is less than 7.0%. Whether a Capital Adequacy Trigger Event has occurred at any time will be determined by the Company, the Relevant Regulator or any agent of the Relevant Regulator appointed for such purpose by the Relevant Regulator.

"End-point CET1 Ratio" means, as of any date, the ratio of CET1 Capital to the Risk Weighted Assets, in each case as of such date, expressed as a percentage.

"CET1 Capital" means, as of any date, the sum, expressed in US dollars, of all amounts that constitute common equity tier 1 capital of the Company together with its subsidiary undertakings (the "HSBC Group") as of such date, less any deductions from common equity tier 1 capital required to be made as of such date, in each case as calculated by the Company on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRR (or in any successor provisions thereto or any equivalent provisions of the Relevant Rules which replace or supersede such provisions) in accordance with the Relevant Rules applicable to the Company as of such date (which calculation will be binding on the trustee, the paying agent and the securityholders). For the purposes of this definition, the term "common equity tier 1 capital" will have the meaning assigned to such term in CRD IV (as the same may be amended or replaced from time to time) as interpreted and applied in accordance with the Relevant Rules then applicable to the HSBC Group or by the PRA (or any successor entity primarily responsible for the Company's prudential supervision (the "Relevant Regulator").

"Risk Weighted Assets" means, as of any date, the aggregate amount, expressed in US dollars, of the risk weighted assets of the HSBC Group as of such date, as calculated by the Company on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRR (or in any successor provisions thereto or any equivalent provisions of the Relevant Rules which replace or supersede such provisions) in accordance with the Relevant Rules applicable to the Company as of such date (which calculation will be binding on the trustee, the paying agent and the securityholders). For the purposes of this definition, the term "risk weighted assets" means the risk weighted assets or total risk exposure amount, as calculated by the Company in accordance with the Relevant Rules.

"CRD IV" means, taken together, (i) the CRR, (ii) the CRD and (iii) the Capital Instruments Regulations.

"CRR" means regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending regulation (EU) No 648/2012, as amended, supplemented or replaced from time to time and (where relevant) any applicable successor EU or UK legislation.

"CRD" means Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC as amended, supplemented or replaced from time to time, and (where relevant) any applicable successor EU or UK legislation.

"Capital Instruments Regulations" means any regulatory capital rules, regulations or standards which are applicable at any time to the Company (on a solo or consolidated basis and including any implementation thereof or supplement thereto by the UK Prudential Regulation Authority (or any successor entity) (the "PRA") from time to time) and which lay down the requirements to be fulfilled by financial instruments for inclusion in the Company's regulatory capital (on a solo or consolidated basis) as may be required by (i) the CRR and/or (ii) the CRD, including (for the avoidance of doubt) any delegated acts and implementing acts made by the European Commission (such as regulatory technical standards and implementing technical standards) and European Banking Authority guidelines all as amended from time to time and as implemented in the UK.

"Relevant Rules" means, at any time, the laws, regulations, requirements, guidelines and policies relating to capital adequacy (including, without limitation, as to leverage) then in effect in the UK including, without limitation to the generality of the foregoing, as may be required by CRD IV or Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as amended, supplemented or replaced from time to time ("BRRD"), or any applicable successor legislation, or any delegated or implementing acts (such as regulatory technical standards) adopted by the European Commission and applicable to the Company from time to time and any regulations, requirements, guidelines and policies relating to capital adequacy adopted by the Relevant Regulator from time to time (whether or not such requirements, guidelines or policies are applied generally or specifically to the Company or to the Company and any of the Company's holding or subsidiary companies or any subsidiary of any such holding company).

Conversion shares offer
The Company may elect, at its sole and absolute discretion, that the Conversion Shares Depository make an offer of all or some of the Conversion Shares issued in connection with the 2023 Securities or the 2028 Securities, as applicable,  to all or some of the Company's ordinary shareholders at a cash price per Conversion Share equal to the Conversion Shares Offer Price, subject to certain conditions.

The "Conversion Shares Offer Price" is fixed initially at £2.70 and is subject to certain anti-dilution adjustments as described below.

Conversion shares offer consideration
"Conversion Shares Offer Consideration" means in respect of each Security (i) if all the Conversion Shares are sold in the Conversion Shares Offer, the pro rata share of the cash proceeds from such sale attributable to such Security converted from sterling (or any such other currency in which the Ordinary Shares are denominated) into US dollars at the prevailing rate (as calculated pursuant to the Securities Indenture) as of the date that is three Depository Business Days prior to the relevant settlement date as determined by the Conversion Shares Depository (less the pro rata share of any foreign exchange transaction costs) (the "pro rata cash component"), (ii) if some but not all of the Conversion Shares are sold in the Conversion Shares Offer, (x) the pro rata cash component and (y) the pro rata share of the Conversion Shares not sold pursuant to the Conversion Shares Offer attributable to such Security rounded down to the nearest whole number of Conversion Shares, and (iii) if no Conversion Shares are sold in a Conversion Shares Offer, the relevant Conversion Shares attributable to such Security rounded down to the nearest whole number of Conversion Shares, subject in the case of (i) and (ii)(x) above to deduction from any such cash proceeds of an amount equal to the pro rata share of any stamp duty, stamp duty reserve tax, or any other capital, issue, transfer, registration, financial transaction or documentary tax that may arise or be paid as a consequence of the transfer of any interest in the Conversion Shares to the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities) in order for the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities) to conduct the Conversion Shares Offer.

"Depository Business Day" means a day on which the Conversion Shares Depository is open for general business.

Adjustments to the conversion price and the conversion shares offer price
The Conversion Price and Conversion Shares Offer Price will be adjusted upon the occurrence of the following events: (i) a consolidation, reclassification or subdivision of the Ordinary Shares, (ii) an issuance of Ordinary Shares in certain circumstances by way of capitalisation of profits or reserves, (iii) certain issues of rights for the Ordinary Shares, (iv) an Extraordinary Dividend or (v) a Qualifying Takeover Event, in each case only in the situations and to the extent provided in the Securities Indenture.

Adjustments are not required for every corporate or other event that may affect the market price of the Conversion Shares and an Independent Financial Adviser may make modifications as it determines to be appropriate.

Optional redemption
The Securities will not be redeemable at the option of the securityholders at any time. The Securities may be redeemed in whole (but not in part) at the option of the Company in its sole discretion on any Reset Date at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption (which interest will exclude any interest that is cancelled or deemed to have been cancelled), subject to certain conditions described in the  Securities Indenture.

Special event redemption
The Securities may be redeemed in whole (but not in part) at the option of the Company upon the occurrence of a Tax Event or a Capital Disqualification Event, subject to certain conditions described in the Securities Indenture. In each case, the redemption price will be equal to 100% of the principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption (which interest will exclude any interest that is cancelled or deemed to have been cancelled).

A "Tax Event" will be deemed to have occurred if at any time the Company determines that certain detrimental tax events have occurred (as specified in the Securities Indenture) as a result of a change in, or amendment to, the laws of the UK or any political subdivision or taxing authority thereof or therein that has the power to tax, including any treaty to which the relevant taxing jurisdiction is a party, or a change in an official application or interpretation of those laws or regulations on or after the Issue Date, including a decision of any court or tribunal that becomes effective on or after the Issue Date.

A "Capital Disqualification Event" will be deemed to have occurred if the Company determines, at any time after the Issue Date, there is a change in the regulatory classification of the Securities that results or will result in either their (i) exclusion in whole or in part from the HSBC Group's regulatory capital (other than as a consequence of an Automatic Conversion); or (ii) reclassification in whole or in part as a form of the HSBC Group's regulatory capital that is lower than additional tier 1 capital.

Agreement with respect to the exercise of UK bail-in power
By its acquisition of the Securities, each securityholder (which, for these purposes, includes each beneficial owner) will acknowledge, accept, consent and agree, notwithstanding any other term of the Securities, the Securities Indenture, or any other agreements, arrangements or understandings between the Company and any securityholder, to be bound by (a) the effect of the exercise of any UK bail-in power by the relevant UK resolution authority that may include and result in any of the following, or some combination thereof: (i) the reduction of all, or a portion, of the Amounts Due; (ii) the conversion of all, or a portion, of the Amounts Due into the Company's or another person's ordinary shares, other securities or other obligations (and the issue to, or conferral on, the securityholder of such ordinary shares, other securities or other obligations), including by means of an amendment, modification or variation of the terms of the Securities or the Securities Indenture; (iii) the cancellation of the Securities; and/or (iv) the amendment or alteration of the redemption date of the Securities or amendment of the amount of interest payable on the Securities, or the interest payment dates, including by suspending payment for a temporary period; and (b) the variation of the terms of the Securities or the Indenture, if necessary, to give effect to the exercise of any UK bail-in power by the relevant UK resolution authority. No repayment or payment of Amounts Due will become due and payable or be paid after the exercise of any UK bail-in power by the relevant UK resolution authority if and to the extent such amounts have been reduced, converted, cancelled, amended or altered as a result of such exercise. Moreover, each securityholder (which, for these purposes, includes each beneficial owner) will consent to the exercise of any UK bail-in power as it may be imposed without any prior notice by the relevant UK resolution authority of its decision to exercise such power with respect to the Securities.

For these purposes, (a) "Amounts Due" are the principal amount of, and any accrued but unpaid interest, including any Additional Amounts (as defined in the Prospectus Supplement), on, the Securities. References to such amounts will include amounts that have become due and payable, but which have not been paid, prior to the exercise of any UK bail-in power by the relevant UK resolution authority; (b) a "UK bail-in power" is any write-down, conversion, transfer, modification, or suspension power existing from time to time under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in the UK, relating to the transposition of the BRRD or otherwise, including but not limited to the UK Banking Act 2009 and the instruments, rules and standards created thereunder, pursuant to which (i) any obligation of a regulated entity (or other affiliate of such regulated entity) can be reduced, cancelled, modified, or converted into shares, other securities, or other obligations of such regulated entity or any other person (or suspended for a temporary period); and (ii) any right in a contract governing an obligation of a regulated entity may be deemed to have been exercised. A reference to a "regulated entity" is to any BRRD Undertaking as such term is defined under the PRA Rulebook promulgated by the PRA, as amended from time to time, which includes certain credit institutions, investment firms, and certain of their parent or holding companies, or any comparable future definition intended to designate entities within the scope of the UK recovery and resolution regime; and (c) the "relevant UK resolution authority" is any authority with the ability to exercise a UK bail-in power.

Transfers after Suspension Date
On the "Suspension Date" (as determined pursuant to the terms of the Securities Indenture  and which will be no later than 38 business days after the delivery of the Company's notice to DTC specifying whether to conduct the Conversion Shares Offer), the Depository Trust Company ("DTC") will block all positions relating to the Securities, which will suspend all clearance and settlement of transactions in the Securities through DTC. As a result, the securityholders will not be able to settle the transfer of any Securities through DTC following the Suspension Date, and any sale or other transfer of the Securities that a securityholder may have initiated prior to the Suspension Date that is scheduled to settle after the Suspension Date will be rejected by DTC and will not be settled through DTC. Moreover, the Securities may cease to be admitted to the Irish Stock Exchange's Official List and to be traded on the GEM after the Suspension Date.

Form & denominations
The Securities will be issued in the form of one or more global securities registered in the name of the nominee for, and deposited with, DTC.

The denominations of the Securities will be US$200,000 and integral multiples of US$1,000 in excess thereof.

Status
The Securities will constitute the Company's direct, unsecured and subordinated obligations, ranking equally without any preference among themselves. The Securities will be subordinated to the claims of Senior Creditors.

"Senior Creditors" means the Company's creditors (i) who are unsubordinated creditors; (ii) whose claims are, or are expressed to be, subordinated to the claims of the Company's unsubordinated creditors but not further or otherwise; or (iii) whose claims are, or are expressed to be, junior to the claims of the Company's other creditors, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the securityholders in a winding-up occurring prior to a Capital Adequacy Trigger Event. For the avoidance of doubt, holders of any of the Company's existing or future Tier 2 capital instruments will be Senior Creditors. For the avoidance of doubt, as of the Issue Date, the 2023 Securities and the 2028 Securities will rank pari  passu with one another.

Listing	Application is expected to be made to the Irish Stock Exchange for the Securities to be admitted to the Official List and to trading on the GEM.

Waiver granted by the SEHK and specific mandate for the issuance of the Securities

The Company announced on 6 March 2017 that it had applied for, and the SEHK had granted, a waiver from strict compliance with the requirements of Rule 13.36(1) of the Hong Kong Listing Rules pursuant to which the Company was permitted to seek (and, if approved, utilise) an authority (the "Mandate") to issue Contingent Convertible securities ("CCSs") (and to allot Ordinary Shares into which they may be converted or exchanged) in excess of the limit of the general mandate of 20% of the Company's issued share capital.

At the 2017 annual general meeting of the Company held on 28 April 2017, the shareholders of the Company approved the Mandate allowing the Company to allot Ordinary Shares or grant rights to subscribe for, or to convert any security into, Ordinary Shares in connection with the issue of CCSs up to an aggregate nominal amount of US$1,986,691,641, equivalent to approximately 20% of the Company's issued ordinary share capital as at 23 February 2017 without first offering them to existing shareholders. The Mandate is effective until the Company's annual general meeting in 2018 or the close of business on 30 June 2018, whichever is the earlier, and is in addition to any general mandate granted by the shareholders at any annual general meeting of the Company to allot Ordinary Shares (for example, in the 2017 annual general meeting, the Company sought, and received from shareholders, a separate authority to allot new Ordinary Shares (or rights to Ordinary Shares) of up to an aggregate nominal amount of US$6,622,305,470, representing approximately two-thirds of the Company's issued ordinary share capital in total as at 23 February 2017, subject to certain limitations as described in the notice of the 2017 annual general meeting of the Company dated 8 March 2017). For further details, please refer to the notice of the 2017 annual general meeting of the Company dated 8 March 2017 and the announcement of the Company dated 28 April 2017 disclosing the poll results of such meeting.

As of the date of this announcement, the aggregate nominal amount of the Ordinary Shares which may be issued upon conversion of all the CCSs issued by the Company prior to the date of this announcement pursuant to and out of the Mandate (assuming there is no adjustment to the conversion price) is US$739,678,615, with a remaining headroom under the Mandate of US$1,247,013,026. Assuming that there is no adjustment to the conversion price for the Securities, the aggregate nominal amount of the Ordinary Shares which may be issued upon conversion of all the Securities is US$527,969,166 (or up to US$580,766,083 if the Securities Managers' over-allotment option is exercised in full). Accordingly, the Securities are being issued pursuant to and out of the Mandate and the issuance of the Securities is not subject to approval by the shareholders of the Company.

Application for listing

If a Capital Adequacy Trigger Event occurs, and Ordinary Shares are issued pursuant to the conversion of the Securities, application will be made by the Company to (i) the UK Listing Authority and to the London Stock Exchange for the Ordinary Shares to be admitted to the Official List and to trading respectively, (ii) the SEHK for the listing of, and permission to deal in, the Ordinary Shares, and (iii) the New York, Paris and Bermuda stock exchanges for listing of the Ordinary Shares.

Reasons for the issuance of the Securities and use of proceeds

The Company intends to use the net proceeds from the sale of the Securities for general corporate purposes and to further strengthen the Company's capital base pursuant to requirements under CRD IV.

The aggregate gross proceeds from the issuance of the 2023 Securities are expected to be US$2,250,000,000 (or up to US$2,475,000,000 if the Securities Managers' over-allotment option is exercised in full). The net proceeds from the issuance of the 2023 Securities, after the deduction of the commission to the 2023 Securities Managers, are expected to be US$2,227,500,000 (or up to US$2,450,250,000 if the Securities Managers' over-allotment option is exercised in full).

The aggregate gross proceeds from the issuance of the 2028 Securities are expected to be US$1,750,000,000 (or up to US$1,925,000,000 if the Securities Managers' over-allotment option is exercised in full). The net proceeds from the issuance of the 2028 Securities, after the deduction of the commission to the 2028 Securities Managers, are expected to be US$1,732,500,000 (or up to US$1,905,750,000 if the Securities Managers' over-allotment option is exercised in full).

Fund raising activities in the past twelve months

The Company has not carried out any issue of equity securities during the 12 months immediately preceding the date of this announcement, save and except:

(1)     the issue of Ordinary Shares by the Company pursuant to the Scrip Dividend Scheme;

(2)     the Issuances of Ordinary Shares to Employees;

(3)     the issue of the EUR1,250,000,000 4.75% Perpetual Subordinated Contingent Convertible Securities as disclosed in the announcements of the Company dated 30 June 2017 and 4 July 2017, which are available on the Company's website. The proceeds for such securities were intended to be used for general corporate purposes and to further strengthen the Company's capital base pursuant to requirements under CRD IV, and they have been applied in full as intended;

(4)     the issue of the SGD1,000,000,000 4.70% Perpetual Subordinated Contingent Convertible Securities as disclosed in the announcements of the Company dated 6 June 2017 and 8 June 2017, which are available on the Company's website. The proceeds for such securities were intended to be used for general corporate purposes and to further strengthen the Company's capital base pursuant to requirements under CRD IV, and they have been applied in full as intended;

(5)     the issue of the US$3,000,000,000 6.000% Perpetual Subordinated Contingent Convertible Securities as disclosed in the announcements of the Company dated 16 May 2017 and 22 May 2017, which are available on the Company's website. The proceeds for such securities were intended to be used for general corporate purposes and to further strengthen the Company's capital base pursuant to requirements under CRD IV, and they have been applied in full as intended.

For these purposes, "Scrip Dividend Scheme" means the scrip alternative scheme of the Company for shareholders of the Company to elect to receive dividends wholly or partly in the form of new fully-paid Ordinary Shares instead of in cash, and "Issuances of Ordinary Shares to Employees" means the issuances by the Company of Ordinary Shares to certain of its directors and employees pursuant to or in connection with the grant of share awards, share option schemes, or share saving schemes of the Company.

Effects on shareholding structure of the Company

In the event an Automatic Conversion occurs,
(1) assuming full conversion of the Securities (but assuming none of the Over-allotment Securities are issued) at the initial Conversion Price takes place, the Securities will be convertible into approximately 1,055,938,332 Ordinary Shares representing, as at 15 March 2018, approximately 5.27% of the issued share capital of the Company and approximately 5.00% of the issued share capital of the Company as enlarged by the issue of such Conversion Shares; or

(2) assuming full conversion of the Securities (and assuming all of the Over-allotment Securities are issued) at the initial Conversion Price takes place, the Securities (including all Over-allotment Securities) will be convertible into approximately 1,161,532,165 Ordinary Shares representing, as at 15 March 2018, approximately 5.79%. of the issued share capital of the Company and approximately 5.48% of the issued share capital of the Company as enlarged by the issue of such Conversion Shares.

The Conversion Shares issued following an Automatic Conversion will in all respects rank pari passu with the fully paid Ordinary Shares in issue on the Conversion Date, except in any such case for any right excluded by mandatory provisions of applicable law, and except that the Conversion Shares so issued will not rank for (or, as the case may be, the relevant securityholder will not be entitled to receive) any rights, distributions or payments, the entitlement to which falls prior to the Conversion Date.

The following table summarises the potential effects on the shareholding structure of the Company as a result of the issuance of the Securities and the Over-allotment Securities (by reference to the information on shareholdings as at 15 March 2018 (being the latest practicable date prior to the release of this announcement) and in each case assuming: (a) full conversion of the Securities, assuming  no Over-allotment Securities have been issued; and (b) full conversion of the Securities, assuming all Over-allotment Securities have been issued):

	As at 15 March 2018		(a) Assuming the Securities (excluding the Over-allotment Securities) are fully converted into Ordinary Shares at the initial Conversion Price		(b) Assuming the Securities (including all Over-allotment Securities) are fully converted into Ordinary Shares at the initial Conversion Price
Name of Shareholders	Number of Ordinary Shares	% of total issued Ordinary Shares	Number of Ordinary Shares	% of the enlarged issued Ordinary Shares	Number of Ordinary Shares	% of the enlarged issued Ordinary Shares

Ping An Asset Management Co., Ltd. Note 1	1,253,254,972	6.25	1,253,254,972	5.94	1,253,254,972	5.91
BlackRock, Inc. Note 2	1,388,990,917	6.93	1,388,990,917	6.58	1,388,990,917	6.55
Subscribers of the Securities	0	0	1,055,938,332	5.00	1,161,532,165	5.48
Other public Shareholders	17,410,539,331	86.82	17,410,539,331	82.48	17,410,539,331	82.07
Total Issued Ordinary Shares	20,052,785,220	100	21,108,723,552	100	21,214,317,385	100.00

Note:

1.     Based on a disclosure of interest filing made by Ping An Asset Management Co., Ltd on 13 February 2018, as per the long position as at 9 February 2018.
2.     Based on a disclosure of interest filing made by BlackRock, Inc. on 28 February 2018, as per the long position as at 23 February 2018.
3.    The information in the above table is for illustrative purposes only, and it only shows the potential effects on the shareholding structure of the Company in connection with the Securities (but not any other securities issued or to be issued by the Company). The number of Ordinary Shares shown for holders of the Securities relates only to those Ordinary Shares that are or will be held by them as a result of their holding the Securities.

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Investor enquiries to:
UK - Greg Case	Tel: +44 (0) 20 7992 3825
Hong Kong - Hugh Pye	Tel: +852 2822 4908
Media enquiries to:
UK - Heidi Ashley	Tel: +44 (0) 20 7992 2045
HK - Gareth Hewett	Tel: +852 2822 4929

Disclaimers

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

This announcement does not constitute an offer or an invitation to subscribe or purchase any of the Securities. No action has been taken in any jurisdiction to permit a public offering of the Securities where such action is required other than in the US. The offer and sale of the Securities may be restricted by law in certain jurisdictions.

The Securities are complex financial instruments and are not a suitable or appropriate investment for all investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Securities to retail investors. In particular, in June 2015, the UK Financial Conduct Authority (the "FCA") published the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015, which set out certain rules and took effect from 1 October 2015 (the "PI Rules"). In addition, (i) on 1 January 2018, the provisions of Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") on key information documents for packaged and retail and insurance-based investment products became directly applicable in all European Economic Area ("EEA") member states and (ii) MiFID II was required to be implemented in EEA member states by 3 January 2018. Together, the PI Rules, the PRIIPs Regulation and Directive 2014/65/EU (as amended, "MiFID II") are referred to as the "Regulations".

The Regulations set out various obligations in relation to (i) the manufacturing and distribution of financial instruments and (ii) the offering, sale and distribution of packaged retail and insurance-based investment products and certain contingent write-down or convertible securities, such as the Securities.

Potential investors should inform themselves of, and comply with, any applicable laws, regulations or regulatory guidance with respect to any resale of the Securities (or any beneficial interests therein), including the Regulations.

The Company and some or all of the Securities Managers are required to comply with some or all of the Regulations. By purchasing, or making or accepting an offer to purchase, any Securities (or any beneficial interest therein) from the Company and/or the Securities Managers, each prospective investor represents, warrants, agrees with and undertakes to the Company and its affiliates and each of the Securities Managers and their affiliates that:

(1)       it is not a retail client (as defined in MiFID II);

(2)       whether or not subject to the Regulations, it will not (A) sell or offer the Securities to retail clients (as defined in MiFID II) or (B) communicate (including the distribution of the Prospectus or the Prospectus Supplement) or approve an invitation or inducement to participate in, acquire or underwrite the Securities (or any beneficial interests therein) where that invitation or inducement is addressed to or disseminated in such a way that it is likely to be received by a retail client (as defined in MiFID II). In selling or offering the Securities or making or approving communications relating to the Securities, it may not rely on the limited exemptions set out in the PI Rules; and

(3)       it will at all times comply with all applicable laws, regulations and regulatory guidance (whether inside or outside the EEA) relating to the promotion, offering, distribution and/or sale of the Securities (or any beneficial interests therein), including (without limitation) MiFID II and any other applicable laws, regulations and regulatory guidance relating to determining the appropriateness and/or suitability of an investment in the Securities (or any beneficial interests therein) by investors in any relevant jurisdiction.

Where acting as agent on behalf of a disclosed or undisclosed client when purchasing, or making or accepting an offer to purchase, any Securities (or any beneficial interests therein) from the Company and/or the Securities Managers the foregoing representations, warranties, agreements and undertakings will be given by and be binding upon both the agent and its underlying client. For the avoidance of doubt, the restrictions described above do not affect the distribution of the Securities in jurisdictions outside the EEA, such as the US, provided that any distribution into the EEA complies with the PI Rules.

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; (ii) a customer within the meaning of Directive 2002/92/EC (as amended, "IMD"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by the PRIIPs Regulation for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. The expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU), and includes any relevant implementing measure in any Member State.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Notes to editors:

1. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,900 offices in 67 countries and territories in Europe, Asia, North and Latin America, and Middle East and North Africa. With assets of US$2,522bn at 31 December  2017, HSBC is one of the world's largest banking and financial services organisations.

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Mark Tucker*, John Flint, Phillip Ameen†, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Joachim Faber†, Irene Lee†, John Lipsky†, Iain Mackay, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman

† Independent non-executive Director

ends/all

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 20 March 2018